

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Yishai Cohen
Chief Executive Officer
Landa App LLC
6 W. 18th Street, 12th Floor
New York, NY 10011

Re: Landa App LLC
Form 1-A filed August 2, 2022
File No. 024-11953

Dear Mr. Cohen:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed August 2, 2022

Management's Discussion and Analysis, page 28

1. Please revise to address material changes to individual Series and include disclosure of performance information for the Company's historical operations, including dividend payments, vacancies and defaults. In this regard, we note the Form 1-U filed July 8, 2022 and statement that the tenant for the 6440 Woodstone Terrace Series vacated the property, and that the property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a new tenant. As other examples, we note the 201 Signet Court Series property is vacant and has not engaged in any subsequent rental operations since January 2022, and it appears from the Landa App that the interest on certain notes has changed from 4.5% to 4.8%. Please revise accordingly.

2. We note your disclosure on page 22 regarding the rise in inflation. Please revise to identify actions planned or taken, if any, to mitigate inflationary pressures, and the extent to which recent inflationary pressures have materially impacted series operations. Identify

Yishai Cohen
Landa App LLC
August 29, 2022
Page 2

the types of inflationary pressures you are facing and how the series have been affected.

Financial Statements, page F-1

3.   We note the Form 1-A POS that was qualified on January 7, 2022 included 37 series. Please tell us how you determined it was unnecessary to provide Rule 8-06 financial statements for those 37 series within this offering circular. Refer to Part F/S of Form 1-A and Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

4.   It appears you have provided pro forma statements of operations for each of the new 186 series and for the previously qualified 37 series. However, it does not appear that you have provided a pro forma statement of operations for the issuer as a whole within this offering circular. Please revise or advise. Refer to Part F/S of Form 1-A and Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Exhibits

5.   Please advise why you believe the form-of lease agreements are sufficient for each Series. We also note you do not include Property Page materials with information made available on the Landa App. Please file the materials for each Series or advise. In this regard, we note a reference to "free stock" on the Landa App. Please advise us of the details of any free stock offering.

General

6.   We note the Master Series Table includes only the new Series. Please provide updated disclosure for the open and closed offerings.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger